1601 Bryan Street Dallas, Texas 75201-3411 214.812.4600	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 C 214.587.6500 F 214.812.4072 awright@energyfutureholdings.com

November 19, 2008

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561

Re:	Energy Future Holdings Corp.
Registration Statement on Form S-4 (“Form S-4”)
Filed September 17, 2008
File No. 333-153529

Ladies and Gentlemen:

Transmitted herewith are the responses of Energy Future Holdings Corp. (the “Company”) to the comments made in your letter dated October 29, 2008 to Andrew M. Wright. Your comments and our responses thereto are set forth below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of Operations for the Year ended December 31, 2007 and 2006.

1.	We note your response to comment five from our letter dated October 10, 2008 regarding the presentation of combined information. As discussed in our telephone conference on October 28, 2008, please revise your disclosure as previously requested.

Response: In the Form S-4 we will present the MD&A in a manner consistent with the Staff’s view. We plan to discuss the successor period beginning October 11, 2007 and ending December 31, 2007 on a stand alone basis and the predecessor period ending October 10, 2007 in comparison to the nine months ended September 30, 2006. We will also retain the discussion of the twelve months ended 2006 in comparison to the comparable 2005 period.

Note 3. Goodwill and Identifiable Intangible Assets, page F-72

Mr. H. Christopher Owings

Securities and Exchange Commission

November 19, 2008

2.	We have read your response to comment 10 from our letter dated October 10, 2008. Please provide us your determination of estimated enterprise value for the Regulated Delivery segment. To the extent your valuation utilizes projections of future cash flows, please reconcile such cash flows with the anticipated timing of recovery of regulated assets. Please ensure the rate of return utilized for discounting cash flows is also evident. To the extent such discount rate differs from the anticipated rate of return on recoverable regulatory assets, please reconcile the difference between the rates. We further note your statement that “As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represent fair value…”. To the extent your discount rate in determining enterprise value is below your anticipated rate of return on regulatory assets, please explain why your rate regulatory assets would necessitate a higher return in determining fair value than the rate used to discount cash flows of the regulatory segment in determining enterprise value. The aggregate cash flows of a regulated entity are based on the aggregation of the cash flows of the individual net assets and liabilities. To the extent your authorized rate of return exceeds the discount rate commensurate with the risks and rewards associated with such assets/liabilities, it appears regulatory assets should be valued higher than carrying value. We may have further substantive comment.

Response: Attachments A and B to this letter contain excerpted schedules from our independent valuation firm’s report that support the determination of estimated enterprise value (“EV”) of the Regulated Delivery reporting unit, which essentially consists of Oncor Electric Delivery Company (“Oncor”). Determination of EV was based on both expected cash flow analyses as well as comparable company market multiples. Both approaches supported the estimated EV set forth in Attachment A. Further, in concluding that such EV amount was appropriate, we considered indicative bids for the proposed sale of a minority interest in Oncor received prior to the completion of the valuation. These bids supported the estimated EV and have been validated by the recently completed sale of a 19.75% minority interest in Oncor to independent investors for $1.254 billion, which reflects discounts for lack of control and liquidity. Taking into account these discounts in determining equity value and adding Oncor’s debt fair values supports the carrying value of Oncor’s net assets (including goodwill) at the sale date. Based on the indications of value discussed above, management concluded that the best estimate of EV was the amount set forth in Attachment A, which was the basis for allocating goodwill to the Regulated Delivery reporting unit.

With respect to the expected cash flow analysis, the model used discrete projections for ten years and a terminal value subsequent to that period. The terminal value constitutes a significant part of the total EV (see Attachment A for terminal value amount) and was computed by using a comparable market multiple (derived from information provided in Attachment B) applied to a risk-adjusted terminal year Earnings Before Interest, Taxes, Depreciation and

Mr. H. Christopher Owings

Securities and Exchange Commission

November 19, 2008

Amortization (“EBITDA”). All expected cash flows in the model, including the terminal value, reflected a cash risk adjustment of 5% and then were discounted at a 4.9% risk-free rate (yield on a 20-year US Treasury bond). The model reflects the cash flows related to the recovery and settlement of existing assets and liabilities as well as new infrastructure assets to support the expected growth within Oncor’s franchise territory.

The cash risk adjustment accounts for risk factors, other than the time value of money and inflation, that are not reflected in the expected cash flows. The assumed 5% adjustment reflects the fact that Oncor has no commodity risk and reduced customer risk as compared to peers. (Oncor only provides a delivery service and sells to retail electric providers, not consumers.) This approach (i.e. using a cash risk adjustment and then discounting at a risk-free rate) is consistent with FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements”.

With respect to the comparable company market multiple approach, applying a LTM (last twelve months) EBITDA multiple (derived from information provided in Attachment B) appropriate to Oncor supported the EV calculated under the expected cash flow model. We believe that the unique attributes of the Oncor business, including the lower risk factors discussed above as well as the growth potential and constructive regulatory environment, support the use of a multiple higher than the mean.

With respect to valuing existing regulated assets under purchase accounting, those assets would be fair valued using cash flows from recovery of those assets discounted at the regulatory rate of return. Accordingly, the assets would be appropriately valued at cost in applying SFAS 141. Recording values for regulated assets in excess of cost would result in carrying amounts that would not be recovered in rates. We are aware of other consummated and proposed electric utility acquisitions that similarly valued regulated assets at book value and had a residual value deemed to be goodwill.

We view the Oncor goodwill to be largely reflective of the fair value of the “going concern”, as it is described in SFAS 141, paragraph B102. Paragraph B102, Component 3, states – “The going-concern element represents the ability of the established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those net assets had to be acquired separately. That value stems from the synergies of the net assets of the business, as well as from other benefits (such as factors related to market imperfections, including the ability to earn monopoly profits and barriers to market entry—either legal or because of transaction costs—by potential competitors).” Oncor’s goodwill reflects the value of the relatively stable, long-lived cash flows of the regulated business, considering the constructive regulatory environment and market growth potential.

In your comment you state that, “The aggregate cash flows of a regulated entity

Mr. H. Christopher Owings

Securities and Exchange Commission

November 19, 2008

are based on the aggregation of the cash flows of the individual assets and liabilities.” However, in estimating EV, the cash flows take into account both the cash flows of existing assets and liabilities as well as the growth of the enterprise and assume a life beyond the life of the existing assets. If projected cash flows represented those associated with existing assets only, capital expenditures in the model would only be those necessary to maintain the existing asset base. However, the capital expenditure assumptions incorporated in our analysis include expenditures associated with maintenance of existing assets, replacement of retiring assets and growth of the business.

The EV is intended to capture the value of a bundle of tangible and intangible assets, including the ability to earn returns on future assets and the franchise value of Oncor’s transmission and distribution territory. Investors are not relying on the performance of any particular existing asset, but the performance of the enterprise as a whole. Risks are mitigated when cash flow is viewed on a portfolio or bundled basis because performance is not based entirely on discrete assets currently in place. Therefore, because of portfolio diversification, investors require a lower overall rate of return when investing in a business rather than an individual asset. To argue that the overall discount rate used to value the portfolio of the current and future tangible assets and essentially perpetual intangible assets should be applied to the existing regulated asset base ignores this fundamental principle of valuation and investment. The difference between the overall discount rate used in the EV calculation and the regulatory return on existing assets effectively represents an investor’s adjustment for risk mitigation in acquiring existing tangible assets as well as intangible going concern value that together provide stable, long-lived cash flows.

Our independent accountants concur with this response.

******

We would be grateful if the Commission would direct all questions with respect to our accounting responses to Stan Szlauderbach, the Company’s controller (by facsimile at (214) 812-6623 or by telephone at (214) 812-8726) and with respect to all other responses to me (by facsimile at (214) 812-6032 or by telephone at (214) 812-6038).

    Very truly yours,

/s/ Andrew M. Wright

  Andrew M. Wright

    Vice President & Associate General Counsel

cc:	Jim Allegretto
Ellie Bavaria
Donna DiSilvio
Blair Petrillo

Mr. H. Christopher Owings

Securities and Exchange Commission

November 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 001)

Attachment A

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplementally to the Staff of the Commission in hard copy only.

Mr. H. Christopher Owings

Securities and Exchange Commission

November 19, 2008

Attachment B

SFAS 141 Analysis of Energy Future Holdings

Oncor Subsidiary

Comparable Market Multiples

Valuation as of October 10, 2007

(USD in Millions, except as indicated)

Company Name	Equity Capitalization	Book Value of Debt	Enterprise Value	LTM EBITDA	LTM EBITDA Multiple	Analyst EBITDA 12 Months Fwd (1)	Analyst EBITDA Multiple
Oncor

Regulated Utility
Cleco Corp.	1,573	780	2,354	191	12.3	167	14.1
Southern Company	27,837	16,823	44,659	4,885	9.1	4,891	9.1
Northeast Utilities	4,495	4,643	9,138	859	10.6	1,178	7.8
Consolidated Edison Inc.	12,782	9,213	21,995	2,467	8.9	2,626	8.4
Alliant Energy Corp.	4,412	1,755	6,167	837	7.4	858	7.2
Energy East Corp.	4,373	4,025	8,398	1,026	8.2	982	8.6
NSTAR	3,744	2,891	6,635	692	9.6	856	7.7
Puget Energy Inc.	2,896	3,236	6,133	713	8.6	805	7.6
Sierra Pacific Resources	3,553	4,447	8,000	710	11.3	950	8.4
Unisource Energy Corp.	1,115	1,811	2,926	426	6.9	449	6.5
ITC Holdings Corp.	2,262	1,402	3,664	224	16.3	372	9.8

Median – Regulated Utility					9.1		8.4
Mean – Regulated Utility					9.9		8.7

Notes:

(1)	Analysts’ EBITDA estimates for FY 2008.